UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              FORM 12b-25 (Amendment 1)

                           NOTIFICATION OF LATE FILING
                            (Amended to add Exhibit)

(Check One):(X)Form 10-K ( )Form 20-F ( )Form 11-K ( )Form 10-Q ( )Form N-SAR

                       For Period Ended: December 31, 1999

PART I-REGISTRANT INFORMATION

GulfWest Oil Company Full Name of Registrant


Former Name if Applicable

397 N. Sam Houston Parkway East,  Suite 375
Address of Principal  Executive Office (Street and Number)

Houston, Texas 77060
City, State and Zip Code

PART II-RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b25(c) has been attached if applicable.

PART III-NARRATIVE

     The Company is in the process of preparing its annual report on Form 10-K. To complete this report in a timely manner would have required unreasonable effort and expense on the part of the Company due to the necessity of assimilating and analyzing the financial data associated with the year-end acquisition of oil and gas properties.

PART IV-OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Jim C. Bigham, Secretary
(Name)

281 820-1919
(Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). (X)Yes ( )No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
( )Yes (X)No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              GULFWEST OIL COMPANY
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 29, 2000            By /s/Jim C. Bigham
                                Jim C. Bigham, Secretary

                                                                    Exhibit 28.1



     (Weaver and Tidwell, L.L.P. Letterhead)



March 30, 2000


United States Securities and Exchange Commission
Washington, D. C. 20549

Re:      GulfWest Oil Company
Commission File #:  1-12108

Gentlemen:

     We are unable to furnish our required opinion on the financial statements of GulfWest Oil Company to be included in Form 10-K as of and for the year ended December 31, 1999 by March 30, 2000 because GulfWest Oil Company is assimilating and analyzing the financial data associated with the year end acquisition of oil and gas properties. We anticipate providing our opinion before April 14, 2000.

Sincerely,

WEAVER ABD TIDWELL, L.L.P.



By /s/  Terry E. Ford
     Terry E. Ford, CPA, Partner